KIRKLAND & ELLIS LLP

AND AFFILIATED PARTNERSHIPS

Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

February 16, 2011

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz
Jay Mumford

Re:	Sensata Technologies Holding N.V.
Amendment No. 1 to Registration Statement on Form S-1
(SEC File No. 333-172028), originally filed February 2, 2011

Ladies and Gentlemen:

Sensata Technologies Holding N.V., a Dutch public limited liability company (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 1 to its Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company, dated February 16, 2011. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the staff referenced above.

Exhibit 5.1

1.	We note in the first full paragraph on page 2 the list of items that counsel has examined and relied upon in giving the opinion. Please have your counsel revise the opinion to clarify that they have examined and relied upon these items as to factual matters only.

KIRKLAND & ELLIS LLP

Securities and Exchange Commission

February 16, 2011

Response: In response to the staff’s comment, counsel for the Company has revised the Item 5.1 opinion to clarify that they have relied upon the listed items as to factual matters only.

2.	We note the limitation in penultimate paragraph of the opinion. As it is inappropriate to limit reliance on the opinion, please have your counsel remove this paragraph.

Response: In response to the staff’s comment, counsel for the Company has revised the referenced sentence in the Item 5.1 opinion to state as follows: “This opinion letter is being issued in connection with the transactions to which the Registration Statement relates.”

Should you have any questions relating to any of the changes reflected in the Amendment, please feel free to contact the undersigned at (312) 862-2232, or in my absence, Bradley Reed at (312) 862-7351.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Steven P. Reynolds
Mark G. Borden
Peter N. Handrino